UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2011

Commission File Number: 000-24027

NXT Energy Solutions Inc. (Translation of registrant's name into English)

1400, 505-3rd Street S.W. Calgary, Alberta T2P 3E6 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes o No x

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes o No x

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The Issuer is filing material documents not previously filed.

EXHIBIT LIST
Exhibit
Number	Description
99.1	News Release dated June 30, 2011 - NXT Signs Letter of Intent for SFD® Surveys in Six Blocks and in Two Countries

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NXT Energy Solutions Inc.

Date: June 30th, 2011	By:	/s/ Ken Rogers
Name: Ken Rogers
Title: Vice-President Finance and Chief Financial Officer

Exhibit 99.1

NXT Signs Letter of Intent for SFD® Surveys in Six Blocks and in Two Countries

CALGARY, ALBERTA, June 30, 2011- NXT Energy Solutions Inc (“NXT”) (TSX-V:SFD; NASDAQ-OTCBB:NSFDF), today announced the signing of a Letter of Intent (“LOI”) with an existing client to execute six SFD® contracts, which includes five surveys in Colombia and one survey in Guatemala. NXT has commenced project planning and is scheduled to mobilize and complete flight operations in the third quarter of 2011.

“This LOI with an existing client further validates our SFD® technology as an integral tool for the exploration of hydrocarbons. This client’s expanded use of SFD® into multiple countries and geological regions speaks directly to the growing confidence in our technology,” said George Liszicasz, NXT President and CEO. “We look to leverage this success as we continue to expand our presence in Latin America.”

The LOI and work program have an estimated value in excess of USD $4 million, which is subject to certain conditions and the execution of definitive agreements. The definitive agreements shall follow the form and terms of a previous agreement executed by the parties. The LOI does not impose a binding obligation on either party but does document the intentions of the parties to proceed expeditiously to the execution of the definitive agreements.

NXT is a Calgary based company providing airborne detection solutions to support hydrocarbon exploration enabling our clients to focus their exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization onto the areas with the greatest potential. NXT’s proprietary airborne Stress Field Detection ("SFD®") survey system provides a unique survey method that remotely identifies potential traps and reservoirs. SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain and is effective both onshore and offshore. NXT provides its clients an efficient and reliable method to conduct frontier surveys to support exploration. SFD® is the registered trademark of NXT Energy Solutions Inc.

Forward-Looking Statement

This news release includes a forward-looking statement. When used in this document, words such as “see”, “anticipate” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such a forward-looking statement are reasonable; there can be no assurance that such expectations will be realized. Any number of factors can cause actual results to differ materially from those in the forward-looking statement.

For further information contact:

George Liszicasz CEO and President NXT Energy Solutions Inc.

505 - 3rd Street, S.W., Suite 1400 Calgary, Alberta, Canada T2P 3E6 Tel: (403) 264-7020 Fax: (403) 264-6442 nxt_info@nxtenergy.com www.nxtenergy.com

Jeremy Dietz The Equicom Group 300 - 5th Avenue SW, 10th Floor Calgary, AB, Canada T2P 3C4 Tel: (403)218-2833 jdietz@equicomgroup.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) nor NASDAQ OTCBB Exchanges accept responsibility for the adequacy or accuracy of this release.